Exhibit 99.51

Elemental Altus Royalties Notes US-Canada Funding Covering Mactung Royalty and Development Plans at Western Queen

Vancouver, British Columbia--(Newsfile Corp. - December 17, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") notes the announcement by Fireweed Metals Corp (TSXV: FWZ) ("Fireweed") of up to C$35.4 million in US and Canadian Government funding to advance its assets and supporting infrastructure at Macmillan Pass1, including the Mactung Project ("Mactung"). Elemental Altus holds an uncapped 4% Net Smelter Return ("NSR") Royalty on Mactung.

The Company also notes Rumble Resources Ltd's (ASX: RTR) ("Rumble") plans to expedite development at the Western Queen Gold Project ("Western Queen") in Western Australia2, over which Elemental Altus holds a A$6 to A$20 per ounce gold production royalty and an uncapped 2% NSR on all other saleable products.

Highlights

•	Fireweed has been awarded US$15.8 million from the U.S. Department of Defense under Title I of the Defense Production Act of 1950 ("DPA Title III") to advance Mactung towards a Final Investment Decision
•	Fireweed will also receive up to C$12.9 million from the Government of Canada, pending final due diligence, through the Critical Minerals Infrastructure Fund ("CMIF") to lead planning for road and power infrastructure supporting Fireweed's critical mineral assets in the Yukon Territory, Canada
•	This funding advances Mactung through the necessary studies, concurrently leading the planning for improvements to regional infrastructure that serve the wider critical mineral district at Macmillan Pass
•	In Australia, Rumble have entered an Indicative Non-Binding Term Sheet with Bain Global Resources ("Bain") and MEGA Resources ("MEGA") to develop an initial open pit at Western Queen. Signing of a Joint Venture agreement is targeted for February 2025

Frederick Bell, CEO of Elemental Altus, commented:

"We are excited to note Fireweed's award of significant Government funding which will continue to fast- track Mactung towards a production decision. Elemental Altus acquired the Mactung royalty in August 2024 and it is encouraging to see continued progress across our development portfolio. At Mactung, this funding will enable progress through necessary resource development and mine studies, adding significant value to Elemental Altus' uncapped royalty interest.

The Company also notes the positive news at our Western Queen asset, where Rumble recently highlighted the potential to fast-track production at the historically producing Western Queen South Deposit in partnership with a major Indian mining contractor."

Mactung

Mactung is 100% owned by Fireweed (a Lundin Group Company). The project straddles the Yukon and Northwest Territories border and is immediately adjacent to the Macmillan Pass Zn-Pb Project, also owned by Fireweed. The deposit hosts tungsten skarn mineralization that has developed in carbonate- rich rocks adjacent to a large granitic intrusion. Elemental Altus' royalty on the project is an uncapped 4.0% NSR with 2.0% buyback option held by the operator, which can be exercised at any time for C$2.5 million.

In February 2023, Fireweed acquired an 100% interest in the Project and subsequently announced an updated Mineral Resource Estimate in July 20233. The update included a 41.5Mt Indicated Resource at 0.73% WO3 and a 12.2Mt Inferred Resource at 0.59% WO3, making Mactung one of the largest and highest-grade tungsten deposits in the world. Elemental Altus' royalty area also includes an Exploration Target of an additional 2.4-3.5Mt at 0.4-0.6% WO3 in the immediate vicinity of the deposit, and there is ~650m of untested strike length between the current resource and outcropping skarns, highlighting further exploration potential.

Mactung is an advanced exploration project with extensive engineering and metallurgy studies completed previously to support a 2009 Feasibility Study4. This study outlined an 11-year Yukon-only underground mining scenario for which a conditional mining permit was approved by the Yukon Government in 2014.

Figure 1: Mactung Royalty Outline

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/8358/234119_e0226cdcc4fd8a8d_001full.jpg

US Government Funding

The objective of the DPA Title I funding is to progress Mactung to a Final Investment Decision, a precursor to construction and subsequent production of tungsten concentrates for the North American industrial base. The award will support an expansive program that includes mine design optimization, geotechnical investigations, and metallurgical test programs, culminating in the development of a new feasibility study. A range of environmental studies will be undertaken, supporting the pursuit of licenses and permits necessary to construct Mactung.

Canadian Government Funding

The CMIF funding will support Fireweed's implementation of the North Canol Infrastructure Improvement Project ("NCIIP"), which includes developing designs for approximately 250 kilometres of road improvements, as well as upgrades to an existing transmission line, and the construction of a new transmission line from Ross River to Macmillan Pass. The effort also includes seeking the consent of local Indigenous groups, completing necessary environmental assessment processes, and facilitating multi-party project agreements necessary to advance the NC IP toward construction.

Western Queen

The Western Queen Gold Project lies 110km north west of Mt Magnet in Western Australia and is located within a 110km radius of three operating gold processing mills. Elemental Altus' royalty area covers multiple mining leases within Rumble's larger project area, including the two historically mined deposits for a combined historic production of 215,000 ounces of gold contained in 0.88Mt grading 7.6g/t5. Elemental Altus' interest on the project comprises an uncapped A$6 to A$20 production royalty on gold and an uncapped 2.0% NSR on all other saleable products.

Rumble's announcement outlines an Indicative Non-Binding Term Sheet agreed upon by Bain and MEGA to develop open pit resources at Western Queen. Specifically, the existing plan involves the extension of the current Western Queen South Pit, as well as some of the smaller pits at the project. Subject to executing the final agreements (targeted for no later than February 28, 2025), the initial program will consider project economics, securing an ore tolling/ore sale agreement with a local gold process plant and obtaining all the necessary approvals for mining ahead of a Final Investment Decision.

Figure 2: Western Queen Royalty Outline

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/8358/234119_e0226cdcc4fd8a8d_002full.jpg

In addition, resampling completed from selected drill holes have also confirmed a potentially significant high grade tungsten discovery at Western Queen, with intersections including 4m at 4.6% WO3 and 2.1m at 8.7% WO3 associated with the defined gold resource6.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

TSXV: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Bryan Pullman, P. Eng, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Notes

1) "Fireweed Metals Corp. awarded up to C$35.4 M in joint US-Canadian government funding to advance Mactung and essential Infrastructure to unlock the critical minerals district at Macmillan Pass, Yukon Territory", dated December 13, 2024, at https://fireweedmetals.com/

2) "Development of Western Queen Project", dated November 28, 2024, at https://rumbleresources.com.au/

3) Technical Report prepared for Fireweed Metals Corp. by Kirkham Geosystems Ltd, titled "NI 43-101 Technical Report, Mactung Project, Yukon", dated and filed on July 28, 2023, at https://www.sedarplus.ca

4) Technical Report prepared for North American Tungsten Corp. by Wardrop Engineering Inc, titled "Technical Report on the Mactung Property - Yukon, Canada", effective April 3, 2009, at https://www.sedarplus.ca

5) "Western Queen Gold Resources increased 76% to 287kOz @ 2.02g/t", dated October 15, 2024 at https://rumbleresources.com.au/

6) "Tungsten Discovery at Western Queen Confirmed", dated September 2, 2024 at https://rumbleresources.com.au/

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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